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                              OSHKOSH B'GOSH, INC.
                     FREQUENTLY ASKED QUESTIONS AND ANSWERS
   ABOUT THE OFFER TO PURCHASE UP TO 4,500,000 SHARES OF CLASS A COMMON STOCK
               AND UP TO 100,000 SHARES OF CLASS B COMMON STOCK,
EACH AT A PURCHASE PRICE NOT IN EXCESS OF $21.00 NOR LESS THAN $18.50 PER SHARE

     Below are certain questions that might arise in connection with OshKosh's dutch auction for its Class A and Class B Common Stock at a price not to exceed $21.00 nor less than $18.50 per share in cash, together with the related answers. You should refer to the Offer to Purchase and the Letter of Transmittal for a detailed description of the terms and conditions of the Offer. As indicated in all of the tender offer documents, however, questions about the dutch auction should be directed to the Information Agent at the numbers set forth below:

                             D. F. KING & CO., INC.
                                77 WATER STREET
                               NEW YORK, NY 10005

                    Banks and Brokerage Firms Call Collect:
                                 (212) 425-1685
                           All Others Call Toll Free:
                                 (888) 246-5358

1.   Q.  WHY IS THE COMPANY MAKING THE OFFER?

     A.  We believe the Offer may provide several benefits to the Company.

- The Offer will provide a capital structure that makes greater use of financial leverage at reasonable interest rates, thus making possible improved earnings per share for continuing shareholders if future earnings are at the level anticipated, without imposing excessive risk on the Company or its shareholders if future earnings are weaker than expected.

- Our financial condition and outlook and current market conditions, including recent trading prices of the Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares.

- We believe that after the Offer is completed the Company's financial condition, access to capital and outlook for continued favorable cash generation will allow it to continue to pursue the development of its core business, including ongoing product development activities, important retail marketing initiatives, capital expenditures and global expansion.

Accordingly, the board of directors believes that the Offer is consistent with our long term corporate goal of increasing shareholder value.

2.   Q.  WHAT ARE THE EXPECTED BENEFITS OF THE OFFER FOR SHAREHOLDERS?

     A. We believe the Offer may be attractive from the perspective of our shareholders in several ways.

- The Offer gives shareholders the opportunity to sell Shares at prices greater than market prices prevailing prior to announcement of the Offer. See Section 8 of the Offer to Purchase for information about recent market prices of Class A Shares.

- The Offer provides shareholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $21.00 nor less than $18.50 per Share) at which they wish to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with market sales and without regard to whether the trading market is sufficiently liquid to permit the sale.

- Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and thus in the Company's future earnings and assets.
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3.   Q.  WHAT ARE THE POTENTIAL RISKS AND DISADVANTAGES OF THE OFFER?

     A.  There are several risks and potential disadvantages.

- The Company will incur significant additional indebtedness in order to pay for the tendered Shares. In fact, the Company's pro forma balance sheet as of July 3, 1999, shows a deficit in shareholders' equity of $17.6 million if the Offer is fully subscribed and the Purchase Price of each class is $21.00 per Share. See Section 9 and Section 10. Although the board of directors carefully evaluated this matter in determining that the Offer is both prudent and lawful (and obtained an opinion from American Appraisal Associates, Inc. that based on the fair value of its assets on a pro forma basis as of August 28, 1999, the fair value of the aggregate assets of the Company, on a consolidated basis, will exceed its liabilities, including its contingent liabilities, by at least the aggregate par value of its issued capital stock after the Offer is completed), we cannot determine whether stock market or other third party perceptions of the Company will be adversely affected by the additional indebtedness of the Company.

- Because of the additional indebtedness, the interest rate that the Company must pay on all of its borrowing, including its seasonal borrowings to cover working capital needs, initially will increase from prime or LIBOR plus .625% to prime or LIBOR plus 1.50%, and will remain at these levels until the indebtedness is significantly reduced or the ratio of debt to cash flow is otherwise improved.

- The Company's higher leverage will cause its continuing shareholders to bear a higher risk in the event of future losses or earnings reductions. See Section 9 of the Offer to Purchase.

- If and to the extent that Shares tendered in the Offer were issued upon the exercise of Company options within six months of the Offer, including conditional exercises of options pursuant to the Option Exercise Form as described herein, the Company's financial statements will record compensation expense equal to the excess of the Class A Purchase Price over the exercise price of the options, and the Company's reported earnings will be correspondingly lower.

- The Offer will reduce the Company's "public float" (the number of shares owned by outside shareholders and available for trading in the securities markets). This and the Company's higher leverage may result in lower stock prices or reduced liquidity in the trading market for Class A Shares in the future. See
  Section 12 of the Offer to Purchase.

4. Q. WHAT WILL HAPPEN TO MY SHARES IF I TENDER THE SHARES BUT THEY ARE NOT PURCHASED IN THE OFFER?

     A. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price for the applicable class and Shares not purchased because of proration or because the terms of a conditional tender were not met, will be returned to tendering shareholders (or to another person specified by a tendering shareholder) at the Company's expense as promptly as practicable following the Expiration Date.

5. Q. CAN I USE A SINGLE LETTER OF TRANSMITTAL IF I WANT TO TENDER SHARES AT MORE THAN ONE PRICE?

     A. No. Shareholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, and particular Shares cannot be tendered (unless previously withdrawn in accordance with the terms of the Offer) at more than one price.

6. Q. WHAT SHOULD I DO IF MY CERTIFICATE FOR SHARES IS REGISTERED IN MY NAME BUT THE PERSON EXECUTING THE LETTER OF TRANSMITTAL, THE PERSON TO WHOM A PAYMENT IS TO BE MADE, OR THE PERSON TO WHOM SHARES NOT PURCHASED OR TENDERED ARE TO BE ISSUED, IS A PERSON OTHER THAN ME?

     A. In any of those circumstances, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, and guaranteed by an Eligible Institution.

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7.  Q.   HOW CAN I PARTICIPATE IN THE OFFER IF I HOLD VESTED OPTIONS UNDER
         OSHKOSH'S 1994 INCENTIVE STOCK OPTION PLAN OR ITS DIRECTORS STOCK OPTION PLAN?

    A. Refer to the separate Questions and Answers relating to conditional exercises of option shares.

8.  Q.   HOW DO I WITHDRAW MY SHARES TENDERED IN THE OFFER?

    A. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 40 business days from the beginning of the Offer. For a withdrawal to be effective, notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth in the Offer to Purchase. The notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder (if different), the number and classes tendered and the number and classes of Shares to be withdrawn.

9. Q. WHAT FORMS DO I NEED TO SIGN IF I CAN'T GET MY LETTER OF TRANSMITTAL AND STOCK CERTIFICATES IN ON TIME?

    A. If (a) certificates are not available to be delivered to the Depository prior to the Expiration Date, or (b) the procedure for book entry transfer cannot be completed on a timely basis, or (c) the Letter of Transmittal and all other required documents cannot be delivered to the Depositary prior to the Expiration Date, the shareholder will have to have an Eligible Institution complete and execute the Notice of Guaranteed Delivery instead. If a shareholder is going to submit his or her its certificates for the Shares to the Depositary prior to the Expiration Date, the Letter of Transmittal will be the only form that will need to be signed and filled out by the shareholder.

10. Q.   WHAT PURPOSE DOES THE LETTER OF TRANSMITTAL SERVE?

    A. The Letter of Transmittal is to be used when (a) certificates for Shares are to be forwarded with the Letter of Transmittal, or (b) a tender of Shares is being made concurrently by book-entry transfer to the account maintained by the Depositary at the Book-Entry Transfer Facility. The Letter of Transmittal will also be the document pursuant to which a shareholder tendering Shares indicates the price at which he or she wishes to have the Shares tendered.

11. Q.   WHAT PURPOSE DOES THE NOTICE OF GUARANTEED DELIVERY SERVE?

    A. The Notice of Guaranteed Delivery must be used in the Offer if: (a) certificates for Shares cannot be delivered to the Depositary prior to the Expiration Date; or (b) the procedures for book-entry transfer cannot be completed on a timely basis; or (c) the Letter of Transmittal and all other required documents cannot be delivered to the Depositary prior to the Expiration Date.

12. Q. WHERE DO I OBTAIN MORE COPIES OF THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS?

    A. Additional copies of the Letters of Transmittal and other documents can be obtained by contracting the Information Agent for the Offer.

13. Q.   WHEN WILL THE COMPANY ANNOUNCE ITS THIRD QUARTER EARNINGS?

    A. The Company expects to announce its third quarter earnings on or about October 18, 1999, and cannot comment about its earnings prior to that date. The Company will send earnings information to its shareholders shortly after the earnings are announced.

14. Q.   WHAT PRICES DOES THE COMPANY EXPECT?

    A. Several factors will determine the prices at which shareholders will tender their Shares, over which the Company has no control. Consequently, the Company cannot predict the prices or price at which Shares will be tendered by shareholders.

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15. Q.  WHAT MUST I DO TO TENDER SHARES?

    A. For Shares, other than option shares, to be tendered properly pursuant to the Offer:

- the certificates for the Shares (or confirmation of receipt of the Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), including any required signature guarantees, or an Agent's Message, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to 12:00 midnight, Eastern Time, on the Expiration Date; or

- the tendering shareholder must comply with the guaranteed delivery procedure.

16. Q.  WILL OSHKOSH EXTEND THE OFFER?

    A. Probably not. However, the Company reserves the right to extend or amend the Offer. At this time, the Offer expires on November 2, 1999, at 12:00 midnight, Eastern Time.

     This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the stock of the Company is made only by the OshKosh B'Gosh, Inc. Offer to Purchase document dated October 4, 1999, and the related Letter of Transmittal and Option Exercise Form.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDERS' SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES.

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